U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October

Commission File Number: 333-120787.

THE JEAN COUTU GROUP (PJC) INC.

(Name of registrant)

530 Bériault Street, Longueuil, Quebec, Canada J4G 1S8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the “Company”) consists of the Company’s unaudited interim financial statements including the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Company’s fiscal quarter ended November 26, 2005 attached as Exhibit 1, the Company’s press release issued on January 10, 2006 attached as Exhibit 2, the Certification of the Chief Executive Officer attached as Exhibit 3 and the Certification of the Principal Financial Officer attached as Exhibit 4 and incorporated by reference herein.

Exhibit No.	Description
1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter ended November 26, 2005 and unaudited Interim Financial Statements for the Fiscal Quarter ended November 26, 2005.

2.	Press Release of January 10, 2006.
3.	Certification of the Chief Executive Officer pursuant to Form 52-109FT2 of Canadian Regulation 52-109 Respecting Certification of Disclosure in Issuers’ Annual and Interim Filings.
4.	Certification of the Principal Financial Officer pursuant to Form 52-109FT2 of Canadian Regulation 52-109 Respecting Certification of Disclosure in Issuers’ Annual and Interim Filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 10, 2006		The Jean Coutu Group (PJC) Inc.

		By:	(s) Kim Lachapelle
Kim Lachapelle
Corporate Secretary